September 17, 2010

Russell Mancuso

Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20349

Attn: Allicia Lam

Re:	GreenCell, Incorporated

Form S-1

File No. 333-167147

Dear Mr. Mancuso:

Please find below our responses to the Commission’s August 4, 2010 comments pertaining to the above-referenced filing filed by GreenCell, Incorporated (hereafter referred to as the “Company”, “we”, or “us” or “our”) as of this date.

Our Business, page 3

Response to Comment 1

We have addressed each one of the bullet points in Comment 1.

Location at pages 3, 22.

We face intense competition, page 11

Response to Comment 2

We have added disclosure to explain: (a) why fuel cells have not yet achieved widespread acceptance in the markets we are targeting; (b) the status of hydrogen fuel cell development; and (c) the material hurdles that hydrogen fuel cells face.

Location at page 22.

We do not intend to file a registration statement on Form 8-A…page 11

Response to Comments 3 and 4

We have revised this risk factor to address the matters addressed in Comments 3 and 4. Additionally, upon further consideration we believe that the prior statement regarding a shareholder’s right to vote are immaterial since they reflect unknown corporate and/or shareholder actions that may or may not be subject to shareholder votes and would be contingent upon individual circumstances of a Registrant’s operations and state and federal proxy rules.

Location page 11.

We face potential conflicts of interest between us and our officers…page 12

Response to Comments 5

We have revised the last bullet point to reflect that there is a potential conflict of interest between the financial incentives we provide to our officers and our interests, because such payments would reflect increased costs and either a corresponding increase in our accumulated losses or corresponding reduction in our potential profits.

Location at page 12.

Response to Comment 6

After further consideration, we do not believe that there is a conflict between our co-founder, SenCer, having an interest in our gross sales and us or our shareholders that may have other interests, such as maximizing our net income or cash flow. This is because there is no minimum or guarantee license fees potentially payable to SenCer under the Amended Technology License Agreement reflected in Exhibit 10.9; rather, the license fees are only payable from actual sales made and are a fixed percentage of sales. Therefore, our interests, the interests of our shareholders and SenCer’s interests are aligned with one another, because all have common interests of our generating revenues from the sale of future products, which further reflect our common goals of generating cash flow and maximizing net income.

Response to Comment 7

The shares that we originally issued to Byrd & Company, LLC (“Byrd and Company”) and Emerging Markets Consulting, LLC (“EMC”) contain a restrictive legend prohibiting resale unless such shares are the subject of an effective registration statement or the legend is lifted pursuant to complying with Rule 144 requirements. In amendment number 3, we no longer seek to register 837,000 shares of Byrd and Company’s shares or 867,000 shares of EMC’s shares (cumulatively 1,704,000) and have eliminated those shares from the registration statement, thereby reducing the shares we seek to register on behalf of our selling shareholders from 2,809,000 shares to 1,105,000 shares. Additionally, pursuant to Amendment Number 2, we no longer sought to register 200,000 shares held by the Law Office of Frederick M. Lehrer, P. A.. In total, we have eliminated 1,904,000 shares from the registration statement, the shares of which reflect payment for services rendered or to be rendered to us. As has been the case with all of the certificates that have been issued to date, a restrictive legend has been affixed upon the certificates reflecting the transfers and the transferees will own the transferred shares in restricted form. The restrictive legends placed upon the certificates serve to enforce the restrictions upon the share certificates. The transfers are exempt in reliance upon Securities Act of 1933 Section 4(2). We have not sought and will not seek registration of the transferred shares.

All transferees, selling shareholders, and non-selling shareholders still hold all shares that have been transferred to them. The 75,000 shares that John Schoene originally purchased in our private placement are reflected in the selling shareholder chart; however, we do not seek registration of the 200,000 shares transferred by Byrd and Company to John Schoene. In Amendment Number 2, we mistakenly but inadvertently stated in the selling shareholder chart that John Schoene only owned a total of 75,000 shares, which has been corrected in Amendment Number 3 to reflect that John Schoene owns 275,000 restricted shares of our common stock.

Location at page 15-17.

Selling Security Holders page 15

Response to Comment 8

We submit the following additional facts for your consideration:

1)	We have substantially reduced the size and nature of the registration by eliminating the registration of any shares issued for services of any kind, including those shares pertaining to any consultant’s services that pertain to creating a market for our securities, thereby decreasing the total number of shares to be registered from 2,809,000 to 1,105,000.

2)	Rule 415a.1.i. states that “securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary”; in light of the Division of Corporation Finance’s (the “Division”) concerns about the registration of shares held by Byrd & Company, LLC and EMC, we have eliminated those shares from the registration (see also response to comment 9)

3)	No single selling shareholder seeks to register more than 100,000 shares or 1.2% of shares held by non-affiliates.

4)	All selling shareholders that invested in our shares from January 2010 to April 2010, still hold their shares and have so held them from 5 to 9 months, with the exception of the shares that were transferred (see also response to comment 7).

5)	All selling shareholders paid cash consideration for their shares solely for their own investment purposes (see also Unregistered Securities Section).

6)	We offered and sold the shares to the selling shareholders under Sections 4(2) and 4(6) of the Securities Act of 1933 (the “Act”) and Rule 506 of Regulation D thereunder, as amended because: (a) we are not and were not a blank check company at the time of the offer or sale; (b) the investors had business experience and were accredited investors as defined by Rule 501 of Regulation D of the Act; (c) all offers and sales of the investment were made privately and no party engaged in any general solicitation or advertising of the proposed investment; (d) each investor had a preexisting social, personal or business relationship with us and members of management; (e) the investors were provided with all information sufficient to make an informed investment decision; (f) the investors had the opportunity to inspect our books and records and to verify statements made to induce them to invest; (g) the securities representing the investment are to be issued with a restrictive legend indicating that the securities represented by the certificate have not been registered; and (h) no party received any transaction-based compensation, such as commissions (see also Unregistered Securities Section).

7)	Under all circumstances, the selling shareholders are not acting, directly or indirectly, on our behalf, to sell their shares for us or on our behalf or as a conduit for us in order that we may receive proceeds from the offering.

8)	There is no agreement, arrangement or understanding, directly or indirectly, for the selling shareholders to sell their shares for us on our behalf or as a conduit for us in order that we may receive proceeds from the offering.

9)	We will not receive any proceeds from the offering under any circumstances whatsoever, a fact which we will attest to should the Division deem it necessary.

10)	No selling shareholder is in the business of underwriting securities or is engaged in underwriting activities or creating a market for our common stock shares.

11)	No selling shareholder is acting in the capacity of an underwriter on our behalf.

12)	The aggregate number of shares we seek to register is 13.5% of all shares held by non-affiliates.

On the basis of our prior submission and the above facts, we believe that our registration is compliant with the cited rule, and consistent with the prior interpretations thereof.

Response to Comment 9

Because we no longer seek to register any shares for services rendered or to be rendered to us of any kind, no shares are being registered for any services relative to the creation of a public market. Therefore, no shares for services are being registered for any consideration that we have not fully received and we do not believe that there are any shares we seek to register that would be a cause for this transaction to be deemed a shelf registration of shares (see also response to Comment 8).

Response to Comment 10

As we previously advised you in our response to prior comment 15, the agreements with Byrd & Company, LLC and EMC both provide that the shares paid to them are deemed earned at the time the agreements are executed. We have clarified in Amendment Number 3 that we do not owe any consideration to Byrd & Company, LLC or EMC since we provided them with full consideration through the payment of 2,600,000 and 2,700,000 shares, respectively. We have also clarified that the shares paid to Byrd & Company, LLC and EMC were pursuant to an agreement for them to provide the specific services outlined in their agreements with us and accordingly we do have the rights to receive the services in exchange.

Nonetheless, because we provided for payment in full of the shares, and there are remaining services to be performed, we have included the following risk factor pertaining to your comments:

Our operations and business plan may be negatively affected if the parties who have been fully paid for their services fail to perform the services that they are contractually required to perform.

Apart from all selling shareholders who have fully paid cash consideration for their shares, the shares we issued for services to Byrd & Company, LLC, Emerging Markets Consulting, LLC and the Law Office of Frederick M. Lehrer, P.A. were deemed fully earned at the time we engaged each of those parties, yet all the services provided for in those agreements have not been fully performed. If any of these parties fail to fulfill their respective contractual obligations, our operations and business plan will be negatively affected from unfulfilled services or we may have increased costs associated with contracting with other parties to complete the unfulfilled services and/or from our seeking legal redress to enforce our rights under those agreements.

Location at pages 33, 34.

Response to Comment 11

We have included the issue dates in the selling shareholder chart.

Location at pages 15-17.

Response to Comment 12

We have expanded our disclosure by footnote to the related shareholder chart to explain why the shareholders listed within a group are not aggregated with other members within a group with whom they have relationships in conjunction with the definition of beneficial ownership in Rule 13d-3.

Please note also that: (a) we have added non-selling security holder, General Automotive, to the General Automotive related group; and (b) as a result of our removing certain shares from the registration statement, we have denoted by footnote, those shareholders that are non-selling security holders.

Location at page 18

Response to Comment 13

We have added disclosure by footnote in the selling shareholder chart why Douglas Nagel does not have direct or indirect voting or investment power of our shares in the name of General Automotive. Please note that the consulting agreement referenced in the footnote may be accessed at http://www.sec.gov/Archives/edgar/data/1376668/000119312509227772/dex103.htm (filed with Form 8-K on November 6, 2009).

Location at page 17.

Description of Securities, page 20

Response to Comment 14

We have expanded our disclosure to address the matters in comment 14.

Location at page 21

SenCer and General Automotive Business

Response to Comment 15

We have disclosed that the only license/royalty arrangement between SenCer, General Automotive and us is for the igniter technology, which was funded directly by SenCer up to the initial prototype stage in November 2009. Since the royalty arrangement under the joint venture agreement is for exclusive use of the igniter technology, we do not believe that there is potential for SenCer or its licensees to compete with us. SenCer is permitted by the joint venture agreement to develop any core UltraTemp applications that are not provided for in the joint venture agreement. It is in the interest of both parties to work together on automotive applications with the market expertise and technical expertise of the respective parties.

Location at page 22

Prior Joint Venture Agreement

Response to Comment 16

We have revised our disclosure to explain the technologies that are included in the original joint venture agreement and how that differs from the current joint venture agreement and related documents:

Location at page 22.

Igniter Development, page 24

Response to Comment 17

We have replaced the second sentence of the referenced paragraph with the following:

“We develop, with the assistance of SenCer, the technologies for our products and we develop the products themselves, including our UltraTemp and UltraTemp-C technologies, to create long-lasting, high-temperature surface bonds between new ceramic composites and metals and ceramics.”

Location at page 24

Response to Comment 18

Comment 18 asks us to reconcile our disclosure in Amendment Number 2 that we will have a research contract with SenCer. Amendment Number 2 contains no such disclosure; rather it states that “SenCer has already established a research facility and manufacturing capability…” There is no disclosure whatsoever throughout the prospectus that explicitly or impliedly states that we will have a research contract with SenCer. The disclosure merely stated that SenCer has a research facility.

We have amended our disclosure to clarify the matters addressed in Comment 18:

“Prior to establishing our own employees and leasing production and research and development space at our corporate headquarters in Penn Yan, New York (see Description of Property Section), SenCer established a research facility and manufacturing capability at our now corporate headquarters. Our corporate headquarters is occupied by SenCer and our employees who will both engage in research and development and production activities in connection with our business. To the extent that we use SenCer’s employees for our research activities, which has not occurred to date, we will sub-contract for SenCer’s research services, which contract will contain a pre-budgeted agreed upon plan with milestone achievements.”

Please note that we have deleted disclosure that in the first sentence of the next subsection that we are on track with the milestone achievements.

Location at page 24.

Task 1. Igniter Development and Testing (CERIS), page 24

Response to Comment 19

We have explained how we developed to test of our igniter

location at page 24

Response to Comment 20

We have revised our disclosure regarding igniter development and testing to address the matters in comment 20.

Location at page 24

Phase 1 Work Scope – (CERIS) Igniter, page 25

Response to Comment 21

We have revised our disclosure regarding Phase 1 Work Scope – Igniter to disclose the objectives we have met and our revised development target date.

Location at page 25.

Continued Product Development, page 26

Response to Comment 22

We have explained how reversing an oxygen sensor could create a fuel cell and how adding in insulator or conductor will create a brake.

Location at page 24.

Competition, page 27

Response to Comment 23

In 2009, SenCer developed a non-perfected prototype of a specific industry igniter component. Discussions were then conducted with an igniter corporation for a possible purchase of the technology. At that time we were asked to cost this specific design and we calculated based upon current material costs that we would be at $0.86 per unit. While labor was not factored, we both determined that we had a highly automated process. We were directly told that our costs were “in line” for the existing market. We believe with current work that our material costs are now even lower $0.65-$0.75 per igniter. We also believe that total costs will be approximately $2.00 per igniter. Based upon the market price of $8-$12 per unit (based upon design), we can be confident that the competitors are at 2 or even 3 times higher. We believe that our products will be more effective because of the current long term data of commercially available UltraTemp products as well as early testing of our design showing no aging and the reliability data shown from the early prototype testing in 2009.

IGNITER COST COMPARISON

TECHNOLOGY	GREENCELL ULTRA-TEMP-C	COMPETITOR A-SIC, SI3n4, Mix	Competitor B-Alumina

Materials	$.79 cents/igniter	$2-$3/igniter	$2-$3/igniter

Process	CNC - Silkscreen	HotPress	TapeCast/Silk Screen

Tooling	None	Yes	Yes

Firing Temperature	1575 degrees C-Air	2300 degrees C-Argonne	1600-1650 decreesC-Air

Firing Steps	Single-Cofired	Multiple	Multiple

Cost to Modify Design	None - Software	Tooling Design	Tooling Design

Manufacturing Costs	Lowest as verified by Competitor A during negotiations	Higher	Higher

Market Acceptance	Testing indicates technical reliability	Leader but loosing ground	New technology Gaining market share

	Continued testing	Technical unreliability

Technical reliability

Lower cost

Most expensive

No market acceptance because product has not yet been brought to market.

Manufacturing, page 28

Response to Comment 24

We have amended our disclosure to: (a) remove any reference to manufacturing being accomplished pursuant to Exhibit 10.3; and (b) state that manufacturing will be accomplished through the negotiation and entering into of manufacturing agreements with third party manufacturers and/or SenCer, once the product or products are ready to be manufactured. Additionally, we have added a risk factor to state the risks attendant to not having presently having a manufacturing agreement.

If we fail to secure a manufacturing agreement, our operations will be delayed and our revenues will be negatively affected.

We do not presently have manufacturing agreement to manufacture our future products. If we fail to secure such an agreement, our revenues and results of operations will be negatively affected.

Location pages 11, 28

Response to Comment 25

As indicated by Note 4, we own one piece of analytical equipment valued at $25,500, a thermal expansion unit that measures the thermal expansion of materials to 1600C. The unit was sold by SenCer to us for $25,500. We have revised the first sentence of our Manufacturing Section to state that we have invested in a thermal expansion analytical instrument that is used in each product development stage to maximize product lifetime by measuring the thermal expansion of materials to 1600C. It is critical in the design of our future products when layers are combined to minimize thermal stresses in the product and to adjust our manufacturing processes accordingly, regardless of whether SenCer or a third party manufacturing party ultimately undertakes our manufacturing processes.

Location at page 28

Government Regulation, page 30

Response to Comment 26

We have eliminated the reference on page F-6 to the medical industry previously included in Note 1 to our financial statements and elsewhere in the prospectus. Additionally, we have reconciled our disclosure in Note 1 with the fields of use included in Exhibit 10.9 (Amended Technology License Agreement), as follows:

“The Company is in the business of developing commercial and industrial applications for SenCer, Inc.’s Ultra Temp Composite, including igniters, fuel cells and brake pad products for the transportation or appliance gas ignition markets.”

Please note that we have amended our disclosure throughout Amendment Number 3 to reflect consistency to the fields of use.

Material Agreements, page 32

Response to Comment 27

We have added the following disclosure to reflect the post-termination payments required by the employment agreements if the individuals’ employments are terminated for disability, without cause or it the individuals terminate their employment agreements with good reason.

“If the employment agreement is terminated due to the employee’s disability, termination of the employee without cause or for good reason, the employee will be entitled to receive his base salary accrued and any bonus fully earned through the date of the termination as well as severance equal to 12 months salary, paid out in 12 equal monthly installments.”

Location at page 33

Joint Venture Agreement/Amended Joint Venture Agreement, page 32

Response to Comment 28

We previously disclosed in Amendment Number 2 that “the agreement provides that SenCer, Inc. will provide its technical expertise and General Automotive will provide its marketing expertise to us.” The foregoing disclosure is included in paragraph 9 of the Amended Join Venture Agreement, as follows:

“SenCer and GA will contribute their respective technical and marketing expertise to GC.”

The following statements included in Amendment Number 2 were not included specifically in the Amended Joint Venture Agreement, but were included to explain operationally the role of SenCer and General Automotive in their individual roles:

“General Automotive will oversee all marketing of our products , and us its and our Chief Executive Officer’s already established relationships, and attempt to engage new relationships, to secure manufacturers, co-manufacturers, and product distributors in arrangements, agreements, co-partnerships or sublicensing agreements. SenCer will continue to provide oversight of all development technical aspects of our product development and manufacturing.”

Nonetheless, there is no term in the Joint Venture Agreement or the Amended Joint Venture Agreement that requires any party, including our co-founders, to take any steps to further develop or complete development of our future products. Accordingly, we have included the following additional factor.

Neither we or our co-founders, General Automotive or SenCer, have any agreement that provides for the development or completion of our future products or their marketing, which may adversely affect our revenues.

The Amended Joint Venture Agreement provides that SenCer will provide its technical expertise and General Automotive will provide its marketing expertise to us. There is no term in the Amended Joint Venture Agreement or any other agreement between our co-founders or involving us that specifically provides for any entity or person to actually develop, complete development or market our future products. Should our co-founders fail to secure such an agreement and/or take steps to develop or complete development of our future products, our revenues will be adversely affected and we will not be able to take legal regress against either of our co-founders

Location at page 11.

Technology License Agreement

Response to Comment 29

The license agreement has been amended to reflect that the license was granted on the date of execution of the agreement.

See Exhibit 10.11

Plan of Operations, page 35

Response to Comment 30

We have disclosed in our Plan of Operations Section that our costs incurred to date have been used to complete the igniter design and that the $750,000 estimated cost for the igniter “scale up” (now amended to reflect “production scale up) refers to our planned production scale up once OEM tests and certification is complete. Additionally, we have disclosed that we have not incurred any costs to date pertaining to oxygen sensor prototype, fuel cell prototype or brake pads. The disclosure in Section 4.7 of our Subscription Agreement (Exhibit 10.1) that there is an estimated cost of $150,000 for our igniter switch is pertains to the design and working prototype of the igniter switch. Additionally, we have noted that the stated development time period is pending adequate financing of $1,300,000.

Other differences between our planned operational costs in the Form S-1 and Section 4.7 of the Subscription Agreement pertain to our constant assessment and reassessment of our planned operations. Please also note that we disclosed in our Subscription Agreement that:

“Although we plan on using the proceeds for these purposes, we have sole discretion over the use of the proceeds, whether related or not to the above described uses. The Subscriber acknowledges that our management has this sole discretion over the use of proceeds and there are no assurances that they will use the proceeds as they currently intend or that any one or a combination of the various uses of the proceeds will result in any aspect of our operations being successful. As a result, our management may spend the proceeds on a broad variety of items that are not associated with the above-described uses of proceeds. Subscriber acknowledges that it will have no control or ability to influence or participate in the determination of how the proceeds from this Offering will be utilized and the use of the proceeds by management cannot currently be predicted with any accuracy.”

Please note that despite the above disclosure in our subscription agreement and some changes in our estimated costs, those changes still reflect our core business plan as originally intended.

Location at page 36

Location at page

Contractual Obligations, page 37

Response to Comment 31

See our response to comment 23

Location at page

Transactions with Related Persons

Response to Comment 32

We have added various related party transactions to our disclosure.

Location at pages 39, 40

Response to Comment 33

We have disclosed that our auditor, Patrick Rogers, CPA, PA, based upon consultation with our management and review of the license agreement and various accounting literature determined that the following accounting principle was appropriate to determine the license value of $215,000:

Location at page 39.

Response to Comment 34

We have included the following expanded disclosure:

“We do not pay Mr. Burt or SenCer for any services rendered other than those terms contained in our employment agreement with Mr. Burt and the amended Technology License Agreement between SenCer and us. When we first began our operations, SenCer, maintained a lease at the New York facility and from January 2010 to April 2010, we paid SenCer a $4,900 monthly fee for the 14,000 square feet we then occupied and the salaries of our employees that were then physically located at SenCer’s facility. There is no written agreement that provides for that specific amount that we then reimbursed SenCer for use of that space. Then, on May 4, 2010, we leased in our own name 9,900 square feet along with 4,100 square feet of office space located at the same New York facility previously rented by SenCer to be shared with SenCer for common purposes of SenCer and us, as reflected in Exhibit 10.8 and we fully established our operational team in the New York facility and hired all of the necessary employees directly. As such, we ceased the practice of recompensing SenCer for the use of the space that they had previously rented and directly paid for our rent, labor, and other costs. Thus, other than the amended Technology License Agreement and Employment Agreement, we do not have any agreements written or verbal in which we pay Mr. Burt or SenCer for services rendered for us.”

Location at page 47.

General Automotive, page 40

Response to Comment 35

We previously disclosed and continue to disclose that Dan Valladao owns 24% of General Automotive shares composed of 12,715,751, which includes currently issued shares, shares underlying warrants convertible within 60 days and shares underlying options exercisable within 60 days. The foregoing is not based on the beneficial ownership chart contained in General Automotive original Form 10-K for its fiscal year ending December 31, 2009 as filed on April 15, 2010, which reflects Dan Valladao owning 2,315,751 shares, including currently issued and outstanding shares, shares underlying warrants convertible within 60 days and shares underlying options exercisable within 60 days, but rather upon updated ownership information included in amendment number 1 to the Form 10-K, which was filed on June 22, 2010.

Penny Stock Certifications, page 40

Response to Comment 36

The first sentence has been revised as follow:

“Under the penny stock regulations, a broker-dealer selling a penny stock to anyone, with the exception of transactions specified in Rule 15g-1, must make a special suitability determination regarding the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale. “

Location at page 40

Security Ownership of Certain Beneficial Owners and Management, page 45

Response to Comment 37

We have made the following changes to our ownership table: (a) identified our Director, Dan Valladao, who is also a Director of General Automotive, and the remainder of General Automotive Board of Directors, as having voting and dispositive power over the 10,750,000 of our shares that General Automotive owns; (b) identified our Directors David Burt and Samuel Reeder, who are also directors of SenCer, as having voting and dispositive power over the 10,750,000 of our shares that SenCer owns; and (c) indicating the indirect ownership of our shares that Directors Valladao, Burt and Reeder own.

Location at page 46

Response to Comment 38

According to the General Automotive Form 10-K for its fiscal year ending December 31, 2009, it incurred losses of $1,177,712 and an accumulated deficit of $11,482,567 for the twelve months ended December 31, 2009. General Automotive current liabilities exceeded its current assets by $1,030,932. Additionally, it is reporting a shareholders’ deficit of $936,401 as of December 31, 2009 as compared to a shareholders’ deficit of $954,128 as of December 31, 2008. The improvement in shareholders’ deficit reflects the sustained efforts to improve profitability through a combination of proactive purchasing strategies, supply chain management, and other operational controls. Further in its effort to eliminate current operating losses, the business plan of General Automotive is focused on increasing revenues through a combination of meeting the growing demand for automotive engine management replacement parts, larger scheduled customer orders, new domestic dealer and Asian product sourcing and reductions of operating expenses. New Asian suppliers are being identified and qualified to accomplish significant cost savings that will allow the Company to offer reduced prices to its current customer base for larger quantity orders while increasing gross profit margins.

SenCer’s 2008 income tax return shows $111,126 of sales and a net operating loss of $206,718. SenCer’s 2009 income tax return has not yet been prepared.

General Automotive and SenCer have conducted business for 10 and 15 years, respectively. Neither company has any plan nor intention to dissolve its business or declare bankruptcy nor are there any conditions that presently exist that would reasonably lead to the dissolution or disruption of either business. Neither General Automotive nor SenCer has any pending claims against it that would impact their ownership of our shares that they hold, and neither company has made any agreements of any kind or nature to pledge, hypothecate or otherwise subject their shares to claims of third parties. There are no circumstances that presently exist that would reasonably jeopardize the ownership rights of either company in us, or threaten their respective continued business existence. Nonetheless, because unforeseen circumstances may arise, we have included the following risk factor in our Risk Factor section to disclose the risk that creditors may acquire in interest in our co-founders’ stock in us:

Should either one or both of our co-founders’ business be dissolved, we face the risk of creditors holding an interest in our stock.

Our co-founders, General Automotive and SenCer, each hold 10,750,000 of our shares or 36.18% of our outstanding shares and together own 72.36% of our outstanding shares. Should either one or both of our co-founders’ declare bankruptcy or otherwise dissolve their business, their creditors could seek to take ownership of the shares they hold in us, which could impact our value if such creditors sought to immediately liquidate a large portion of such shares, or if a majority of our shares were taken by creditors of both of our co-founders, it would subject us to possible control and unknown operational direction by our co-founders’ creditors.

Location at page 11

Executive Compensation, page 46

Response to Comment 39

We have amended the executive compensation table to reflect that: (a) Dan Valladao received a salary of $15,000 during Fiscal Year 2009, reflecting his salary of $5,000 per month from January 1, 2010 to March 31, 2010; (b) Dan Valladao receives an annual salary of $60,000 per year, and thus far has received $20,000 of salary during Fiscal Year 2010, reflecting salary of $5,000 per month for 4 months from April 1, 2010 to July 30, 2010; (c) David Burt received a salary of $7,500 during Fiscal Year 2009, reflecting his salary of $2,500 per month from January 1, 2010 to March 31, 2010; and (d) David Burt receives an annual salary of $30,000 per year, and thus far has received $10,000 of salary during Fiscal Year 2010, reflecting his salary of $2,500 per month from April 1, 2010 to July 30, 2010.

Location at page 47

Response to Comment 40

We have added disclosure regarding indirect compensation to our executive officers relative to the shares received by our co-founders.

Location at page 47

Financial Statements

Response to Comment 41

We have updated our financial statements

Response to Comment 42

To date, under no circumstances whatsoever have our co-founders or its principles discussed, orally or in writing, an acquisition or proposed acquisition of SenCer or intent to acquire and/or operate SenCer as a subsidiary at anytime in the future. The current arrangement to share office and production space between SenCer and us pursuant to our lease agreement for the space in Penn Yan, New York serves to facilitate our business plan and research and development efficiencies, pilot plant production, equipment use and to save us funds during this early development stage period. Should we have sufficient financial resources in the future, we will purchase our own research and development and production facility. This arrangement does not by any means equate to acquiring or managing SenCer’s business. SenCer is free to conduct its business outside the parameters of the Technology License Agreement between us and SenCer. Based on the foregoing, and the following additional information, we do not believe SenCer’s historical financial statements would be any use whatsoever to investors, especially since SenCer’s operations have been independent for a period of 15 years from any activities involving the igniter technology:

a)	SenCer has its own federal and state identification number and files federal and state corporate returns in its own name.

b)	SenCer has been independently operating as a company providing research and development and contract services for 15 years), which is 14 years before it ever entered into any arrangement with us.

c)	Apart from the current Technology License Agreement, SenCer has never developed any products to be marketed by us.

d)	SenCer has been producing revenue from $100,000 to $350,000 since its inception on an annual basis, not on an aggregate basis from 1994 up to our December 2009 inception, and has had average expenses of $250,000 for each of those years.

e)	David Burt has managed the operations of SenCer both before and after the Technology License Agreement was executed. David Burt’s management responsibilities with SenCer are to provide management responsibilities for its day to day operation, report to SenCer’s Board of Directors and to direct technical operations for research and development and production; David Burt’s responsibilities with us are to direct the development of our technologies.

f)	We have no management control over the activities that SenCer undertakes as a separate corporation.

g)	David Burt, SenCer’s President and our Director/Chief Technology Officer, may resign anytime from his positions with us and to then spend full-time working on projects being undertaken by SenCer.

h)	SenCer has the right to develop products for other entities, enter into contracts without consulting our Board of Directors or shareholders and in fact currently has several contracts with other corporations. These contracts generally involve development of non-automotive products utilizing the UltraTemp technology and short production runs of existing technology for sale in the market, but do not in any way, shape form or manner pertain to the rights conveyed by SenCer to us pursuant to the Technology License Agreement.

i)	The rights that SenCer has retained independent of its Technology License Agreement constitute a completely separate development path and are significant in that they could lead to replacing complete lines of existing products.

j)	SenCer holds no present patents whatsoever. As we have already disclosed, both we and SenCer plan to jointly file patents that are the subject of the Technology License Agreement. SenCer also plans to file patents that are independent of the Technology License Agreement that involve non-automotive technology and processes and technologies that will have absolutely no relationship to us.

k)	Small research and development companies customarily license their inventions and research successes to larger companies or small public companies that have greater access to capital, continue developing other products for the same company or different companies and generally are not considered predecessor companies simply due to such license arrangements.

l)	Our employees work for us; SenCer’s employees work for SenCer.

m)	We pay David Burt a salary commensurate with his less than full-time position; the remainder of his time he devotes to SenCer for which he is paid by SenCer.

n)	We did not succeed to substantially all of SenCer’s business, nor did we succeed to a separately identified line of business; this is because SenCer did not have a line of business producing, marketing or manufacturing our future products.

Notes to the Financial Statements, page F-6

Note 6. Stockholders’ Equity, page F-16

Response to Comment 43

SenCer Inc. (“SenCer”) and General Automotive Company, Inc. (“GA”) formed a Florida Limited Liability company named General Automotive Advanced Technology Group, LLC (“GAAT”), and then entered into a Technology License Agreement, wherein SenCer licensed certain technology to GAAT, under a joint venture arrangement. SenCer and GA, recognizing the need for raising sufficient capital to develop and market the technology developed by SenCer (“igniter technology”), determined that it would be in the best interests of both SenCer and GA to form a new public company, a corporate vehicle which would provide a greater opportunity to attract and raise working capital needed to bring the igniter technology to market.

On December 8, 2009, SenCer and GAAT terminated the Technology License Agreement and formed the new Company, GreenCell Incorporated (“GC”). It was agreed by all parties on December 8, 2009 that GA and SenCer would receive 10.75 million shares each at a par value of $0.01 for terminating the original Technology License Agreement to GC and for transferring it to GC.

An intangible asset (“Technology License”) was recorded in the books and records of GC in the amount of $215,000, the value of the $21.5 million shares issued at $0.01 par value (10.75 million to each SenCer and GA).

Transition Guidance 805-10-65-1 provides that the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity, and not the time that it would take the entity to internally develop an intangible asset that would provide similar benefits. FASB ASC Topic 350-30-35-4 provides that if no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite; it does not mean infinite or indeterminate. It does mean, however, that the useful life of an intangible is indefinite if that life extends beyond the foreseeable horizon.

GC’s management has determined that the Technology License Agreement has an indefinite useful life and will not amortize it until its useful life is determined to be no longer indefinite. Management intends to test the Technology License Agreement for impairment on an annual or more frequent basis if events or changes in circumstances indicate that the intangible asset might be impaired.

Exhibits

Response to Comment 44

We have filed Exhibits 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8 containing the appropriate signature designations.

Exhibit 10.4

Response to Comment 45

Exhibit 10.4iv. states that EMC will provide or cause other subcontractors to provide the following services, involving the Corporate Information from time to time as requested by the Company.”, including “dissemination of Company profiles to EMC’s existing email address data base. No such Company profiles or any information whatsoever prepared by EMC have been publicly or otherwise disseminated or circulated or provided to any person or entity (including EMC’s existing email address database), other than us and they will not be so disseminated until our common stock is quoted on the OTCBB or an exchange, if ever. The profiles are strictly draft “works in progress” that are being discussed between us and EMC. Because they are drafts, which have not been finalized or disseminated to any person or entity whatsoever, and will not be so disseminated until our common stock is quoted on the OTCBB or an exchange or it is otherwise legally appropriate, if ever, there is no purpose in providing these draft “works in progress” profiles.

Exhibit 10.8

Response to Comment 46

We have filed Exhibit A to Exhibit 10.8

Exhibit 23.1 Accountant Consent

Response to Comment 47

The consent now indicates that Patrick Rogers, CPA, PA, is consenting to the use of its report. Additionally, the consent indicates the correct date that Amendment 3 has been filed.

Response to Comment 48

The auditors’ consent contains a current date that is in close proximity to Amendment Number 3. Please also note that the legal opinion of the Law Office of Frederick M. Lehrer, P A (Exhibit 5.1) has also been updated.

The Company hereby acknowledges that: (a) should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any question regarding the foregoing, please contact our legal counsel at (561) 210-8599 or (561) 706-7646. Kindly send any comments to our legal counsel at his new facsimile number at (561) 423-3753

Sincerely yours,

Daniel Valladao
Chief Executive Officer